FIRST AMENDED AND RESTATED

OPERATING AGREEMENT

OF

ENGEN BIO, LLC

(a Delaware limited liability company)

July 1, 2019

THE MEMBERSHIP INTERESTS OF THE COMPANY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAWS OR THE LAWS OF ANY OTHER NATION OR JURISDICTION AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS THEREOF. NEITHER THE MEMBERSHIP INTERESTS NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR DISPOSED OF UNLESS THE SAME HAVE BEEN INCLUDED IN AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE MANAGERS OF THE COMPANY HAS BEEN RENDERED TO THE COMPANY THAT AN EXEMPTION FROM REGISTRATION UNDER APPLICABLE SECURITIES LAWS IS AVAILABLE. IN ADDITION, TRANSFER OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS ARE RESTRICTED AS PROVIDED IN ARTICLE XI OF THIS OPERATING AGREEMENT.

FIRST AMENDED AND RESTATED

OPERATING AGREEMENT

OF

ENGEN BIO, LLC
(a Delaware Limited Liability Company)

This **FIRST AMENDED AND RESTATED** OPERATING AGREEMENT OF ENGEN BIO, LLC (this "**Operating Agreement**"), effective as of July 1, 2019 (the "**Effective Date**"), is entered into by and between the Members listed on Schedule A attached hereto, each of whom intend to be legally bound hereby. This Operating Agreement, as it may be amended from time to time, shall be binding on any Person who at the time is a Member (as defined below) regardless of whether or not the Person has executed this Operating Agreement or any amendment hereto; and

WHEREAS, the Company was organized as a limited liability company by the filing of a Certificate of Formation on February 9, 2016 with the Secretary of State of the State of Delaware under and pursuant to the Act and the Members executed an operating agreement dated March 1, 2016 (the "Original Operating Agreement"); and

WHEREAS, the parties desire to modify and clarify certain terms of Section 10.01of the Original Operating Agreement and restate the operating agreement as so modified in its entirety.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.01 Definitions. The following terms used in this Operating Agreement shall have the following meanings:

"**Act**" means the Delaware Limited Liability Company Act, 6 Del.C. § 8, et. seq., as amended from time to time.

"**Adjusted Cost**" relates only to property that may be sold by the Company, including both patented and non-patented technology. Adjusted Cost means the sum of (1) the value of such property when transferred to the Company as a Capital Contribution, (2) capitalized costs,

including capitalized research and experimentation costs related to the property, and (3) adjustments to capital made pursuant to Section 4.04(b)(i), which are to such property.

"**Affiliate**" means, with respect to any Person, any other Person which directly or indirectly controls or is controlled by or is under common control with such Person, or any Person that is an employee of or an officer of or partner in or serves in a similar capacity or relationship with respect to such Person, or any Person of which such Person is an employee of or an officer of or partner in or serves in a similar capacity or relationship with respect to such Person.

"**Board**" means the Board of Managers appointed pursuant to Section 5.02 hereunder.

"**Capital Account**" as of any given date, means the aggregate Capital Contribution to the Company by a Member as adjusted up to such date pursuant to Article VIII.

"**Capital Contribution**" means any contribution to the capital of the Company in cash, property or services by a Member whenever made. The amount of such capital contribution made in the form of property or services shall equal the fair value of such property or services. However, no contribution to capital will be made in connection with the issuance of Profits Units.

"**Cash Flow**" for a given period (or portion thereof) means all gross revenues or business receipts for such period (or portion thereof), from any source whatsoever of the Company (determined on a cash basis), less Permitted Expenses for such period (or portion thereof), and less repayments of debt.

"**C Corp**" means EnGen Bio, Inc., a Delaware corporation.

"**C Corp Interest**" means the Membership Interest held by EnGen Bio, Inc.

"**Certificate of Formation**" means the Certificate of Formation of the Company as filed with the Secretary of State of the State of Delaware, as same may be amended from time to time.

"**Change in Control**" means the occurrence of any of the following:
(a) any consolidation or merger of the Company with or into any third party, or any other corporate reorganization involving a third party, in which those persons or entities that are stockholders or members of the Company immediately prior to such consolidation, merger or reorganization own less than fifty percent (50%) of the surviving entity's voting power immediately after such consolidation, merger or reorganization;
(b) a change in the legal or beneficial ownership of fifty percent (50%) or more of the voting securities of any party (whether in a single transaction or series of related transactions) where, immediately after giving effect to such change, the legal or beneficial owner of more than fifty percent (50%) of the voting securities of such party is a third party; or
(c) the sale, transfer, lease, license or other disposition to a third party of all or substantially all of the Company's assets in one or a series of related transactions.
Notwithstanding the foregoing, "Change in Control" shall under no circumstances include any internal restructuring or reorganization between and among C Corp and any Affiliate of C Corp

provided that the affected Entity was an Affiliate of C Corp before and remains an Affiliate of C Corp after such Change in Control.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time, or corresponding provisions of superseding federal revenue laws.

"**Company**" refers to EnGen Bio, LLC, a Delaware limited liability company.

"**Company Property**" means all real and personal property acquired by or contributed to the Company and any improvements thereto, and shall include both tangible and intangible property.

"**Core Business**" means the research and development of vaccines or antibodies to address influenza and vaccines to address cancer. These are to be developed using a fungal expression system or other technologies.

"**Covered Loss**" means any liability, loss, damage, penalty, action, claim, judgment, settlement, cost, and/or expense of any kind or nature whatsoever, including, without limitation, reasonable attorneys' fees, costs and expenses of defense, appeal, and settlement of any proceedings instituted or threatened to be instituted against such Covered Person, and all other costs incurred in connection therewith, arising out of or in connection with any act, omission, alleged act or omission, or mistake of fact or judgment arising out of such Covered Person's activities on behalf of the Company or in furtherance of the interests of the Company.

"**Covered Person**" means each of the Managers and any officer of the Company.

"**Cure Period**" means, with respect to any breach by a Member that is of such a nature that it can be cured, the period of time specified herein by which such Member shall have a right to cure such breach from the date the non-breaching Member gives notice of such breach to such Member or, if no such time period is specified, the period that is sixty (60) days from the date the non-breaching Member gives notice of such breach to such Party.

"**Entity**" means any general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association, foreign trust, foreign business organization or other business entity.

"**Fiscal Year**" means the period terminating on December 31st of each year during the term hereof or on such earlier date in any year in which the Company shall be dissolved as provided herein.

"**Formula for Calculation of Projected Working Capital Needs**" means the formula used by the Board for determining Working Capital Needs of the Company.

"**GAAP**" means generally accepted accounting principles in effect in the United States at the time of application thereof, applied on a consistent basis.

"**Initial Capital Contribution**" means the initial contribution to the capital of the Company pursuant to Section 8.01 of this Operating Agreement.

"**Investor**" means a Member designated as an Investor on Schedule A attached to this Operating Agreement.

"**Investor Interest**" means the Membership Interests held by the Investors.

"**Losses**" means the net losses of the Company for federal income tax purposes, adjusted as follows: (1) in calculating the profit or loss on sale of property contributed to the Company by Members as contributions to capital, the cost of that property will be its Adjusted Cost; and (2) research and experimentation expenditures that management elects to capitalize. Profits will be as determined separately, and not cumulatively, for each Fiscal Year of the Company, after appropriate adjustment for items otherwise allocated, if any, pursuant to this Operating Agreement.

"**Major Decision**" has the meaning set forth in Section 5.04 hereof.

"**Majority in Interest**" of Members means one or more Members whose combined Percentage Interests exceed fifty percent (50%) of all Percentage Interests owned by all Members.

"**Manager(s)**" means any member of the Board.

"**Material Breach**" means the material breach of the following provisions, which material breach is not promptly cured (if curable) upon notice thereof by the non-breaching party with respect to this Operating Agreement, Sections 5.04, 8.01, 8.02, 8.03, 11.01, 11.02, 11.03, 11.04, and 11.05.

"**Member**" means each of the parties who executes a counterpart of this Operating Agreement as a Member and each of the parties who may hereafter become a Member.

"**Membership Interest**" means a Member's entire ownership interest in the Company and the right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to, or otherwise participate in, any decision or action of or by the Members granted pursuant to this Operating Agreement or the Act.

"**Ordinary Course of Business**" means an action consistent in nature, scope and magnitude with the normal day-to-day operations of similarly situated companies engaged in the development of biologic therapeutics.

"**Percentage Interests**" means with respect to each Member, the Percentage Interest stated for such Member on Schedule A, attached hereto and made a part hereof, which Percentage Interest may be changed from time to time in accordance with this Agreement.

"**Permitted Expenses**" means all costs (capital, operating, and otherwise) of the Company during any period or portion thereof, determined on the basis of sound accounting practices

applied on a consistent basis (specifically excluding depreciation, amortization and any other non-cash deductions of the Company for income tax purposes.)

"**Person**" means any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such "Person," where the context so permits.

"**Profits**" means the net profits of the Company for federal income tax purposes, adjusted as follows: (1) in calculating the profit or loss on sale of property contributed to the Company by Members as contributions to capital, the cost of that property will be its Adjusted Cost; and (2) research and experimentation expenditures that management elects to capitalize. Profits will be determined separately, and not cumulatively, for each Fiscal Year of the Company, after appropriate adjustment for items otherwise allocated, if any, pursuant to this Operating Agreement.

"**Projected Working Capital Needs**" means the Working Capital Needs for the Company, as determined using the Formula for Calculation of Projected Working Capital Needs for any given period.

"**Qualifying Significant Sale Transaction**" means a Significant Sale transaction or series of related transactions, in which the aggregate net cash proceeds to be received by the Company after deducting applicable licensing fees payable to third parties would be not less than $5,000,000.

"**Required Cash Distribution**" means the net proceeds of a Qualifying Significant Sale Transaction after deducting applicable licensing fees payable to third parties LESS (i) the amount of Projected Working Capital Needs for the Company for (a) the remainder of the Fiscal Year in which such sale occurs and (b) the following Fiscal Year and (ii) the amount of taxes, if any, payable by the Company with respect to such sale.

"**Significant Sale**" means the sale or licensing by the Company to an unrelated third party of an antibody or vaccine related to its Core Business.

"**Super Majority in Interest**" means one or more Members whose combined Percentage Interests exceed seventy-five (75%) percent of all Percentage Interests owned by all Members.

"**Third Party Working Capital Loan**" has the meaning set forth in Section 8.02 of this Operating Agreement.

"**Transfer**" means any sale, assignment, conveyance, pledge, donation, hypothecation, encumbrance, disposition, transfer (including, without limitation, a transfer by will or intestate distribution), gift or attempt to create or grant a security interest in any security or interest therein or portion thereof, whether voluntary or involuntary, by operation of law or otherwise, and any contract to do any of the foregoing.

"**Treasury Regulations**" includes proposed, temporary and final regulations promulgated under the Code.

"**Unit**" means a Membership Interest of a Member in the Company representing a fractional part of the Membership Interests of all Members; provided that any class of Units issued shall have designations, preferences or special rights set forth in this Agreement and the Membership Interest represented by such class of Units shall be determined in accordance with such designations, preferences or special rights.

"**Working Capital**" means, for any period, the working capital of the Company, as such term is generally applied under GAAP.

"**Working Capital Needs**" means, for any period, the capital required to meet the Company's day-to-day operations.

ARTICLE II

FORMATION OF COMPANY

2.01 Formation. The Company has been organized as a Delaware limited liability company by executing and delivering a Certificate of Formation to the Delaware Secretary of State in accordance with and pursuant to the Act. The Company filed a qualification to do business as a foreign limited liability company with the California Secretary of State.

2.02 Name. The name of the Company is EnGen Bio, LLC.

2.03 Registered Office, Principal Place of Business, and Other Offices. The Company's registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company. The Company's principal place of business shall be at such other offices as the Board determines to be necessary or desirable for the conduct of the Company's business.

2.04 Term. The Company's existence commenced on the date the Certificate of Formation was filed with the Delaware Secretary of State pursuant to the Act and shall continue in existence indefinitely, unless the Company is earlier dissolved in accordance with either the provisions of this Operating Agreement or the Act.

2.05 Title to Property. All Company Property shall be owned by the Company as an entity and no Member shall have any ownership interest in such property in his, her or its individual name or right solely by reason of being a Member, and except as otherwise provided in this Operating Agreement, each Member's interest in the Company shall be personal property for all purposes. The Company shall hold all Company Property in the name of the Company and not in the name of any Member.

2.06 Independent Activities. Except as set forth in Section 2.07 or any other written agreements with the Company that may be in effect from time to time and by which a Member or

their respective Affiliates may be bound restricting that Person's activities, the Members acknowledge and understand that the Members and/or one or more of their respective Affiliates may hereafter (1) engage in business activities or develop or market products, or invest or acquire businesses or assets which may be similar to and may compete with the business conducted by the Company or any of its Subsidiaries, (2) do business with any client or customer of the Company or any of its Subsidiaries and (3) invest or own any interest publicly or privately or develop a business relationship with, any Person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Company ("**Other Similar Activities**"). Without limiting Section 2.07 or any other written agreements with the Company that may be in effect from time to time and by which a Member or their respective Affiliates may be bound restricting that Person's activities, neither this Agreement nor any activity undertaken pursuant hereto shall prevent the Members or any of their respective Affiliates from engaging in whatever activities they choose, including Other Similar Activities, and any such activities may be undertaken (pursuant to an acquisition or otherwise) without having or incurring any obligation to offer any interest in such activities to the Company or any other Member or consult with the Company, any officer or any other Member regarding such activities, or require any Member to permit the Company or any other Member, any officer or any of their respective Affiliates to participate in any manner in such activities, and as a material part of the consideration for the execution of this Agreement by each Member, the Company and each other Member hereby waives, relinquishes, and renounces any such right, expectancy or claim of participation.

2.07 Confidentiality. Subject to the final sentence of this Section 2.07, each Member recognizes and acknowledges that it has and may in the future receive certain confidential and proprietary information and trade secrets of the Company or any of its Subsidiaries, including confidential information of the Company or any of its Subsidiaries, regarding identifiable, specific and discrete business opportunities being pursued by the Company or any of its Subsidiaries (the "**Confidential Information**"). Each Member (on behalf of itself and, to the extent that such Member would be responsible for the acts of the following persons under principles of agency law, its directors, officers, shareholders, partners, employees, agents and members) agrees that it will not, during or after the term of this Agreement, whether directly or indirectly through an Affiliate or otherwise, take commercial or proprietary advantage of or profit from any Confidential Information or disclose Confidential Information to any Person for any reason or purpose whatsoever, except (i) to authorized directors, officers, representatives, agents and employees of the Company or any of its Subsidiaries and as otherwise may be proper in the course of performing such Member's obligations, or enforcing such Member's rights, under this Agreement and the agreements expressly contemplated hereby; (ii) to such Member's (or any of its Affiliates') auditors, attorneys or other agents who have a need to know such information; provided that no disclosure of Confidential Information shall be made pursuant to this clause (ii) unless the recipient enters into an agreement not to disclose such Confidential Information or is otherwise required to keep such Confidential Information confidential; (iii) to any bona fide prospective purchaser of the equity or assets of such Member or its Affiliates or the Units held by such Member, or prospective merger partner of such Member or its Affiliates, provided that such purchaser or merger partner acknowledges and agrees to be bound by the provisions of this Section 2.07 or (iv) as is required to be disclosed by order of a Governmental Entity, or by subpoena, summons or legal process, or by applicable law (provided that, to the

extent permitted by law, the Member required to make such disclosure shall provide to the Board prompt notice of such disclosure). For purposes of this Section 2.07, "Confidential Information" shall not include any information of which (x) such Person learns from a source other than the Company or any of its Subsidiaries, or any of their representatives, employees, agents or other service providers, and in each case who is not known by such Person to be bound by a confidentiality obligation, or (y) is disclosed in a prospectus or other documents for dissemination to the public. The provisions of this Section 2.07 shall continue in effect against each Member so long such as such Member continues to be a Member and for a period of five years thereafter.

2.08 No State-Law Partnership. The Members intend that the Company shall not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member, Board Manager or officer shall be a partner or joint venturer of any other Member, Board Manager or officer, for any purposes other than federal and, if applicable, state tax purposes, and this Agreement shall not be construed to the contrary. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state income tax purposes, and each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

ARTICLE III

BUSINESS OF COMPANY

3.01 Purpose. The business of the Company shall be to conduct the Core Business and any other lawful business activities.

ARTICLE IV

NAMES AND ADDRESSES OF MEMBERS; UNITS

4.01 Names and Addresses of Members. The names and addresses of the Members are as set forth on Schedule A, attached hereto and made a part hereof.

4.02 Withdrawal or Disassociation. No Member shall have the right to voluntarily withdraw or dissociate himself, herself or itself from the Company as a Member unless such Member shall have obtained the approval of a Super Majority in Interest. A Member who withdraws or dissociates from the Company shall not have any right under of the Act to be paid the fair value of the Membership Interest of such Member as a result of the withdrawal or dissociation.

4.03 Units Generally. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series.

Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The Company shall maintain a schedule of all Members, their respective mailing addresses and the amount and series of Units held by them (the **"Members Schedule"**), and shall update the Members Schedule upon the issuance or Transfer of any Units. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as **Schedule A**.

4.04 Authorization and Issuance of Profits Units.

(a) The Company is hereby authorized to issue Profits Units to Members, Managers, Officers, employees, consultants or other service providers of the Company or any Company Subsidiary, or Family Members of any such person (collectively, without regard to whether the recipient personally provides services to the Company, "**Service Providers**"), on such terms and conditions as the Board may determine in its sole discretion from time to time. In connection with the issuance of Profits Units, the Board is hereby authorized to negotiate and enter into grant or award agreements with each Service Provider to whom it grants Profits Units (such agreements, "**Award Agreements**"). Each Award Agreement shall include such terms, conditions, rights and obligations as may be determined by the Board, in its sole discretion, consistent with the terms herein.

(b) Immediately prior to each issuance of Profits Units, the Board shall determine in good faith the Liquidation Value of the Company. The Liquidation Value is the sum of all capital interests in the Company. As described in Revenue Procedure 93-27, "[a] capital interest is an interest that would give the holder a share of the proceeds if the partnership's assets were sold at fair market value and then the proceeds were distributed in a complete liquidation of the partnership."

(i) The difference between the Liquidation Value and the sum of the adjusted Capital Accounts of all non-investor members immediately prior to issuance will be allocated pro rata to all existing members, based on Percentage Interests, so that after such allocation the sum of all adjusted Capital Accounts will equal the Liquidation Value of the Company.

(ii) The Company will then issue the Profits Units, without allocating any of the existing capital to those Units, and without adding new capital to the Company. The effect of this issuance will be such that, if the Company was liquidated immediately after the issuance of these Profits Units, the holders of those Units would receive no portion of the proceeds from in liquidation.

(c) The Company and each Member hereby acknowledge and agree that, with respect to any Service Provider, such Service Provider's Profits Units constitute a "**profits interest**" in the Company within the meaning of Rev. Proc. 93-27 (a "**Profits Interest**"), and that any and all Profits Units received by a Service Provider are received in exchange for the provision of services by the Service Provider to or for the benefit of the Company in a Service Provider capacity or in anticipation of becoming a Service Provider. The Company and each Service Provider who receives Profits Units hereby agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any Service Provider who receives Profits Units shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43

or any future Internal Revenue Service guidance or other Governmental Authority that supplements or supersedes the foregoing Revenue Procedures.

(d) Profits Units shall receive the following tax treatment:

(i) the Company and each Service Provider who receives Profits Units shall treat such Service Provider as the owner of such Profits Units from the date of their receipt, and the Service Provider receiving such Profits Units shall take into account its distributive share of Net Income, Net Loss, income, gain, loss and deduction associated with the Profits Units in computing such Service Provider's income tax liability for the entire period during which such Service Provider holds the Profits Units.

(ii) each Service Provider that receives Profits Units that are substantially nonvested for purposes of Code Section 83(b) shall make a timely and effective election under Code Section 83(b) with respect to such Profits Units and shall promptly provide a copy to the Company. Except as otherwise determined by the Board, both the Company and all Members shall (A) treat such Profits Units as outstanding for tax purposes, (B) treat such Service Provider as a partner for tax purposes with respect to such Profits Units and (C) file all tax returns and reports consistently with the foregoing. Neither the Company nor any of its Members shall deduct any amount (as wages, compensation or otherwise) with respect to the receipt of such Profits Units for federal income tax purposes.

(iii) with respect to any Profits Units issued after the finalization of the successor rules to Proposed Regulations Section 1.83-3(l) and IRS Notice 2005-43, in accordance with such rules, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Profits Units issued after the effective date of such Proposed Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Regulations or successor rules) of the Profits Units as of the date of issuance of such Profits Units. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to Transfers of Units while the safe harbor election remains effective.

4.05 Other Issuances. In addition to the Profits Units, the Company is hereby authorized, subject to compliance with **Section 5.4**, to authorize and issue or sell to any Person any new type, class or series of Units not otherwise described in this Agreement, which Units may be designated as classes or series of the Units but having different rights (collectively, "**New Interests**"). The Board is hereby authorized, subject to **Section 5.4**, to amend this Agreement to reflect such issuance and to fix the relative privileges, preference, duties, liabilities, obligations and rights of any such New Interests, including the number of such New Interests to be issued, the preference (with respect to distributions, in liquidation or otherwise) over any other Units and any contributions required in connection therewith.

ARTICLE V

MANAGEMENT; RIGHTS AND DUTIES OF BOARD; ELECTIONS AND REPORTS

5.01 Management. This Company shall be manager managed. Subject to the provisions of Section 5.04 of this Operating Agreement, the business and affairs of the Company will be managed by the Board. The Board, subject to the provisions of Section 5.04 of this Operating Agreement, is authorized and directed to manage and control the business of the Company. Except for situations in which the approval of the Members (or any one or more of the Members) is expressly required by Section 5.04 of this Operating Agreement, the Board has full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business.

5.02 Number and Term of Office of the Board.

(a) There shall be three (3) managers of the Company, two (2) of whom shall be appointed by the holder of the C Corp Interest (the "**C Corp Interest Managers**") and one (1) of whom shall be appointed by the holders of the Investors Interest (the "**Investor Interest Manager**"). The holder of the C Corp Interest may, from time to time, remove (with or without cause) any C Corp Interest Manager and name a successor to serve as a C Corp Interest Manager.

The holder of the Investors Interest may, from time to time, remove (with or without cause) any Investor Interest Manager and name a successor to serve as an Investor Interest Manager. A Manager need not be a resident of the State of Delaware or the United States of America.

(b) Notwithstanding Section 5.02(a), the holders of the Investors Interest shall not be entitled to appoint a Manager if the cumulative Investor Interest is less than twenty (20%) percent of all Percentage Interests. If the Investors Interest is reduced to an amount that is less than twenty (20%) percent of all Percentage Interests (a "**Reduction Event**"), then all of the Managers appointed by such Member shall, effective as of the date of the Reduction Event, resign, and the Member or Members whose Percentage Interests exceed eighty (80%) percent shall contemporaneously appoint the Manager or Managers to replace those having so resigned.

5.03 Specific Rights and Powers of the Board. Without limiting the generality of Section 5.01, and subject to situations in which the approval of the Members (or any one or more of the Members) is expressly required by Section 5.04 of this Operating Agreement, the Board shall have the power and authority on behalf of the Company to do the following:

(a) Execute any and all documents or instruments of any kind which the Board deems necessary or appropriate to achieve the purposes of the Company, including, without limitation, contracts, agreements, leases, subleases, easements, deeds, notes, mortgages and other documents or instruments of any kind or character or amendments of any such documents or instruments;

(b) Borrow money from individuals, banks and other lending institutions on the general credit of the Company for use in the Business, all upon such terms and containing such features as the Board shall reasonably determine to be necessary or desirable in its absolute discretion;

(c) To confess judgment against the Company and to execute any document granting to any Person the right to confess judgment against the Company in the event of the Company's default in the performance of its obligations under any loan agreement, note, or other agreement or instrument;

(d) Incur, secure, renew, replace, refinance, modify, extend, repay or otherwise discharge any indebtedness of the Company;

(e) Sell, exchange, lease, mortgage, pledge, assign, or otherwise transfer, dispose of or encumber in the Ordinary Course of Business, Company Property or any interest therein;

(f) Procure and maintain, at the expense of the Company and with responsible companies, such insurance as may be available in such amounts and covering such risks as are appropriate in the reasonable judgment of the Board, including insurance policies insuring the Managers against liability arising as a result of any action they may take or fail to take in their capacity as Managers of the Company;

(g) Employ (including establishing criteria for and review of compensation levels, benefit plans and bonus/incentive plans) and dismiss from employment all senior managers or department heads of the Company and otherwise set the terms of employment for any and all Company employees, agents, independent contractors, attorneys and accountants;

(h) Establish, maintain, revise and cause the Company to make distributions to, an employee compensation plan, an employee benefit plan or employee bonus/incentive plan upon such terms, in such amounts and covering such employees as the Board shall reasonably determine in its sole discretion and to terminate or discontinue any such plan as the Board may elect and as may be permitted by applicable law;

(i) Supervise the preparation and filing of all Company tax returns;

(j) Open, maintain and close bank and investment accounts and arrangements, draw checks and other orders for the payment of money, and designate individuals with authority to sign or give instructions with respect to those accounts and arrangements;

(k) As provided for in Section 5.20 below, appoint one or more officers of the Company and delegate any or all of the administrative and managerial powers conferred upon the Board to officers, employees or agents of the Company, as selected by the Board;

(l) Bring, defend or settle actions at law or equity; and

(m) Retain and compensate on behalf of the Company such accountants, attorneys, realtors, tax specialists, management companies, consultants or other professionals as the Board shall deem necessary or desirable in the Boards' absolute discretion in order to carry out the purposes and business of the Company.

If the Investors Interest are entitled to appoint an Investor Interest Manager, the affirmative vote of the Investor Interest Manager shall be required for approval of the following:

(i) the annual plan prepared by management with respect to budget, business plan, patent strategy, milestones (scientific and financial), personnel count, and chart of accounts,

(ii) any deviations individually or in the aggregate from the amounts set forth in the budgets in excess of thresholds approved by the Board as part of the budget setting process,

(iii) the hiring or firing of any executive officers, including any material compensation-related decisions for such executives,

(iv) entering into any contract or transaction (or amending existing contracts or transactions) with any shareholder, director or officer or any of their family members or affiliates other than on an arms-length basis and

(v) any material change to the Core Business of the Company.

Unless authorized to do so by this Operating Agreement or by the Board, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit, or to render it liable for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Board to act as an agent of the Company in accordance with the preceding sentence. Any Member who takes any action or binds the Company in violation of this Section 5.03 shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify, defend and hold the Company harmless with respect to such loss or expense.

5.04 Major Decisions. Notwithstanding anything contained in this Operating Agreement (including Section 5.03) to the contrary, certain significant actions and decisions of the Company (hereinafter referred to as "**Major Decisions**") shall, in addition to approval by the Board, require in each instance the approval of a Super Majority in Interest. The Major Decisions are limited to the following:

(a) Filing of a voluntary petition in bankruptcy (or consenting to an involuntary petition in bankruptcy) or filing a petition or answer on behalf of the Company under any statute, law or rule seeking any reorganization, arrangement, composition, readjustment, liquidation, or similar relief;

(b) Amending the Company's Operating Agreement or Certificate of Formation (other than for purposes of changing the Company's registered office);

(c) Any action that would cause the Company to not be treated as a Partnership for income tax purposes (including, without limitation, the making of an election to have the Company treated as an association taxable as a corporation for income tax purposes).

(d) Other than as set forth in Section 12.01 below, to dissolve and/or liquidate the Company;

(e) Other than as set forth in, and in accordance with Article XI of this Operating Agreement, committing to or effecting any Change in Control of the Company;

(f) Forming any subsidiaries of the Company where the initial capitalization for such subsidiary would be in excess of $1,000,000;

(g) Subject to Section 8.02(a), doing anything that would cause any Member or require any Member to guaranty or to otherwise become personally liable for indebtedness of the Company;

(h) Creating, incurring, assuming or entering into any contract relating to any indebtedness not otherwise necessary to satisfy the Projected Working Capital Needs;

(i) Except in the Ordinary Course of Business, guaranteeing in the name of or on behalf of the Company the payment of money or the performance of any contract or other obligation of any person other than the Company;

(j) Except for customary liens arising in the Ordinary Course of Business, including liens in connection with equipment leases, or liens in connection with indebtedness necessary to satisfy the Projected Working Capital Needs mortgaging, pledging, assigning in trust or otherwise encumbering any property or assets of the Company, or assigning the right to receive any monies owed or to be owed to the Company;

(k) Issuing or repurchasing any equity securities of the Company; except for up to 1,500,000 Units that may be issued to Service Providers;

(l) Subject to Section 11.04, admitting any Person other than C Corp (or an affiliate of C Corp) as a Member, or authorizing a new class or series of securities or membership interests of the Company;

(m) Exclusive of Company Property that is sold, leased, disposed of or abandoned in the Ordinary Course of Business, selling, leasing, disposing of, or abandoning any materials, supplies, equipment or other items of personal property of the Company (for the avoidance of doubt, this subjection (m) shall not apply to the sale, transfer, lease, license or other disposition to a third party of all or substantially all of a party’s assets in one or a series of related transactions, which shall be governed by subsection (e) hereof);

(n) Making any loans or advancing payment of compensation or other consideration to any officer or employee of the Company (other than for the payment of salaries and for

reimbursement of reasonable business expenses of employees incurred in the Ordinary Course of Business);

(o) To require any additional Capital Contributions;

(p) To make any changes to the Formula for Calculation of Projected Working Capital Needs;

(q) The pledge, hypothecation, or granting of any lien or security interest by any Member in its Membership Interest; and

(r) Agreeing with or committing to any third party to do any of the foregoing.

5.05 <u>Books of Account and Records</u>. At the expense of the Company, the Board shall maintain (or shall cause to be maintained) proper and complete records and books of account and the operations and expenditures of the Company, in which shall be entered fully and accurately all transactions relating to the Company's business in such detail and completeness as is customary and usual for businesses of the type engaged in by the Company. The books and records shall at all times be maintained at the principal place of business of the Company and/or such other place as the Managers may designate within the United States.

5.06 <u>Returns and Other Elections</u>. The Board shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, will be furnished to the Members within a reasonable time after the end of the calendar year as required by law or upon a Member's written request. Within ninety (90) days after the end of each calendar year, the Company shall send to each Person who was a Member at any time during such calendar year such tax information, including, without limitation, Federal Tax Schedule K-1, as shall be reasonably necessary for the preparation of such Member's federal income tax return. All elections permitted to be made by the Company under federal or state laws will be made by the Board in its sole discretion.

5.07 <u>Tax Matters Member</u>. The Board shall designate a "Tax Matters Member" (as defined in Code Section 6231) who shall be authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including, without limitation, administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Members agree to cooperate with each other and to do, or refrain from doing, any and all things reasonably required to conduct such proceedings.

The initial Tax Matters Member shall be C Corp.

5.08 <u>Liability for Certain Acts</u>. Each Manager shall perform his duties as a Manager in good faith, in a manner he reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. No Manager shall be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence or willful misconduct by such Manager.

5.09 <u>Conflicts of Interest</u>. The Managers shall devote such time as they, in their discretion, deem necessary to manage the Company's affairs in an efficient manner or as otherwise obligated pursuant to any separate agreement with the Company. Subject to Section 2.06 relating to Members and the other express provisions of this Operating Agreement and except as may be provided to the contrary pursuant to the terms of any separate agreement with the Company, each Manager, Member, officer and agent of the Company at any time and from time to time may engage in and possess interests in other business ventures of any and every type and description, independently or with others, specifically excluding any ventures in competition, either directly or indirectly with the Core Business, with no obligation to offer to the Company or any other Member, Manager or agent the right to participate therein. Except as otherwise provided in this Operating Agreement, the Company may transact business with any Manager, Member, agent or Affiliate thereof provided the terms of those transactions are fully disclosed to the Members and no Member has any reasonable objection thereto.

5.10 <u>Regular Meetings</u>. Regular meetings of the Board shall be held at such times and places as shall be designated from time to time by resolution of the Board.

5.11 <u>Special Meetings</u>. Special meetings of the Board may be called by or at the request of not less than two (2) Managers. The persons authorized to call the special meeting of the Board may fix either San Francisco CA or any place within one hundred (100) miles of the Company's principal place of business as the place for holding the special meeting of the Board.

5.12 <u>Notice</u>. Notice of any special meeting of the Board shall be given no fewer than five (5) business days and no more than sixty (60) days prior to the date of the meeting. Notices shall be delivered in the manner set forth in Section 13.01. The attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided in this Operating Agreement, neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

5.13 <u>Quorum</u>. No business may be conducted at any regular or special meeting of the Board unless a quorum is present. A majority of the number of Managers shall constitute a quorum for transaction of business at any regular or special meeting of the Board; provided, however, that If the holders of the Investors Interest are entitled to appoint an Investor Interest

Manager pursuant to Section 5.2, at least one (1) C Corp Interest Manager and one (1) Investor Interest Manager shall be required to constitute a quorum. If less than the required number of Managers are present at a duly noticed meeting, a majority of the Managers present at said meeting may adjourn the meeting to a time not less than forty-eight (48) hours after the time for which the adjourned meeting was called at which reconvened meeting, a quorum shall be deemed to be a majority of the number of Managers; provided, however, that no business may be conducted at such reconvened meeting unless at least forty-eight (48) hours' notice of the reconvened meeting has been given to each Member and to any Manager who was absent from the adjourned meeting.

5.14 Manner of Acting. The affirmative vote of the majority of the Managers present at a meeting at which a quorum is present shall be the act of the Board, unless the vote of a greater number is required by this Operating Agreement, the Certificate of Formation, or the Act.

5.15 Vacancies. Any vacancy occurring on the Board shall be filled by an appointment of a Manager pursuant to Section 5.02 hereof so that the holder of the C Corp Interest will appoint the replacement for any C Corp Interest Manager who dies, becomes disabled, resigns or is removed from the Board, and the holder of the Investor Interest will appoint the replacement for any Investor Interest Manager who dies, becomes disabled, resigns or is removed from the Board.

5.16 Action Without Meeting. Any action required to be taken at a meeting of the Board, or any other action which may be taken at a meeting of the Board, or of any committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all the Managers, or by all the members of such committee, as the case may be. Any such consent signed by all the Managers or all the members of the committee shall have the same effect as a unanimous vote, and may be stated as such in any document filed with the Secretary of State or with any other Person.

5.17 Resignation of Managers. A Manager may resign at any time upon written notice to the other Managers (or, if none, to the Members), and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the other Managers (or Members, as the case may be). The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. A Person shall cease to be a Manager upon such Manager's resignation or removal or such Manager's death or disability.

5.18 Telephonic Meetings. The Board or any committee of the Board shall afford each Manager the opportunity to participate in and act at any meeting of the Board or any such committee through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of the person or

persons so participating, so long as such attendance is confirmed in writing by the counter-signature by the telephonic-connected Members of the minutes of such meeting.

5.19 Compensation; Expenses.

(a) No Manager shall be entitled to receive compensation for services on the Board.

(b) Managers shall be entitled to be promptly reimbursed for budgeted reasonable out-of-pocket costs and expenses incurred in the course of the Managers' services hereunder.

5.20 Officers. The initial officers of the Company shall be the individuals identified in Section 5.23, all of whom shall serve as such officers until the first to occur of their death, resignation or removal with or without cause by the Board (the "Initial Named Executive Officers").

In addition to the Initial Named Executive Officers, the Board may from time to time elect one or more additional officers of the Company, and such additional officers shall have such titles, powers, duties and tenure as the Board shall from time to time determine. Vacancies may be filled or new offices created and filled by resolution of the Board. Any additional officer or agent elected or appointed by the Board may be removed by the Board whenever in their judgment the best interests of the Company would be served; provided, however, such removal shall be without prejudice to the contract rights, if any, of the person so removed.

5.21 Reports. The Company shall provide the following reports to the Members: (i) not later than 90 days after the end of each Fiscal Year, an annual financial statement (ii) not later than 30 days after the end of each quarter, quarterly financial statements for the first three quarters of each Fiscal Year, which may be unaudited and internally prepared, (iii) quarterly reports setting forth, in reasonable detail, any transactions between the Company and any Member or any Affiliate of any Member during the immediately preceding Fiscal Year quarter, and (iv) such other reports as shall be appropriate to advise the Members as to the operations financial results, prospects and properties of the Company.

5.22 Liability; Expenses; Indemnity.

(a) Except as provided in Paragraph (c) below, no Covered Person shall be liable to the Company or to any Member for any Covered Loss suffered by the Company or any Member.

(b) Except as provided in Paragraph (c) below, to the fullest extent permitted by law, the Company shall indemnify, defend, and hold harmless each Covered Person from and against any Covered Loss suffered by the Covered Person arising out of or in connection with any act or omission pursuant to the authority granted by this Operating Agreement.

(c) The liability of a Covered Person shall not be eliminated pursuant to Paragraph (a) above, and the Company shall not be required to indemnify a Covered Person under Paragraph (b) above: (i)

with respect to any Covered Loss attributable to that Covered Person's gross negligence, willful misconduct, or fraud, and/or (ii) if the acts or omissions of the Covered Person were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action.

(d) Each Covered Person shall be entitled to rely on the advice of the Company's legal counsel, accountants, and/or other experts or professional advisers and any act or omission of such Covered Person acting in reliance upon such advice shall in no event subject it to liability to the Company or any Member. Notwithstanding the foregoing, no Covered Person will be entitled to indemnification or exculpation for liabilities arising out of violations of the United States securities laws.

(e) To the fullest extent permitted by law, expenses incurred by a Covered Person in defending any claim, demand, action, suit, or proceeding arising out of or in connection with any action taken or omitted by it pursuant to the authority granted by this Operating Agreement shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined by a final, non-appealable order from a court of competent jurisdiction that the Covered Person is not entitled to be indemnified as authorized in this Section. The Company may purchase and maintain insurance, to the extent and in such amounts as the Board shall determine, on behalf of such Covered Persons and such other persons as the Board shall determine, against any and all liabilities that may be asserted against or expenses that may be incurred by such person in connection with activities of the Company or such person, regardless of whether the Company would have the power to indemnify such person against such liabilities under the provisions of this Operating Agreement. A Covered Person shall not be denied indemnification in whole or in part because the Covered Person had an interest in the transaction with respect to which indemnification applies if the transaction is not otherwise prohibited by the terms of this Operating Agreement.

(f) To the extent that, at law or in equity, any Covered Person has duties (including fiduciary duties) and liabilities relating to the Company or to any Member, such Covered Person acting under this Operating Agreement shall not be liable to the Company or to any Member for his, her, or its reliance on the provisions of this Operating Agreement, and the provisions of this Operating Agreement, to the extent that they restrict the duties and liabilities of the any Covered Person otherwise existing at law or in equity, shall replace such other duties and liabilities of such Covered Person.

5.23 Initial Managers and Initial Named Executive Officers. The initial Managers and Initial Named Executive Officers are as follows:

Corp Interest Managers:	Title

Mark Alfenito	Manager, Chairman of the Board
Adam Guttmann	Manager
Investor Interest Manager:	
	Manager
Officers :	
Mark Alfenito	Chief Executive Officer
Geoff Yarranton	Chief Scientific Officer

The Chief Executive of the Company shall be appointed by the C Corp Interest Managers, subject to Section 5.23(d). The Chief Scientific Officer of the Company shall be determined by the Board.

(a) Chief Executive Officer. The chief executive officer of the Company (the "CEO") shall be the principal executive officer of the Company and shall have the responsibilities, duties, powers, authority and obligations provided to him in this Operating Agreement or as delegated to him by the Board. The CEO shall report directly to the Board. If the CEO is an employee of C Corp or any of its Affiliates, upon the termination of such employment for any reason whatsoever (other than due to a transition of employment to the Company), he shall similarly be deemed to have concurrently resigned as the CEO of the Company. Unless otherwise provided by a resolution adopted by the Board, the CEO: (a) shall have general and active management of the day-to-day business of the Company and shall have such other responsibilities, authority and duties as are customary for the chief executive officer of a similarly situated business; (b) shall be present at all meetings of the Board; (c) shall see that all orders and resolutions of the Board are carried into effect; (d) shall sign and deliver in the name of the Company any deeds, leases, mortgages, bonds, contracts or other instruments pertaining to the business of the Company, except in cases in which the authority to sign and deliver is required by applicable law to be exercised by another Person or is expressly delegated by this Operating Agreement or the Board; and (e) shall perform such other duties as may from time to time be prescribed by the Board.

(b) Authority and Duties. Unless prohibited by the Board, an officer may delegate some or all of the duties and powers of his position to other Persons. An officer who delegates the duties or powers of his office remains subject to the standard of conduct for an officer with respect to the

discharge of all duties and powers so delegated. In all cases, the officers of the Company shall report to, and be supervised by, the CEO, or, with the approval of the CEO, the CFO; provided, however, that the CEO and the CFO each ultimately reports to the Board. The appointment of any Person as an officer or agent of the Company shall not, in and of itself, create any contractual rights between such Person and the Company. The officers of the Company, acting in their capacities as such, shall be agents acting on behalf of the Company as principal to the extent, but only to the extent, of the authority granted to each officer.

ARTICLE VI

RIGHTS AND OBLIGATIONS OF MEMBERS

6.01 **Limitation of Liability**. Each Member's liability shall be limited as set forth in this Operating Agreement, the Act and other applicable law.

6.02 **Company Debt Liability**. A Member will not be personally liable for any debts or losses of the Company beyond such Member's Capital Contribution except as otherwise required by law.

6.03 **List of Members**. Upon the written request of any Member, the Board shall provide a list showing the names, addresses and Membership Interests of all Members.

6.04 **Priority and Return of Capital**. Except as may be expressly provided in Section 10.01 and elsewhere in this Operating Agreement, no Member shall have priority over any other Member, either as to the return of Capital Contributions or as to Profits, Losses or distributions; provided that this Section 6.04 shall not apply to loans which a Member has made to the Company.

6.05 **No Company Certificates**. The Membership Interests of the Members in the Company shall not be certificated.

6.06 **Access to Books and Records**. Without limiting the rights of a Member under the Act, the Company will promptly afford each Member and their agents access, at reasonable times during normal business hours, to the Company's properties, books and records (including any relevant work papers), employees and auditors, and the right to make copies of such books and records, to the extent necessary to permit the Member to determine any matter relating to the rights and obligations of the Members hereunder.

6.07 **Non-Solicitation**. Except with the approval of a Super Majority in Interest, the Members shall not at any time during which they are Members of the Company and for a two (2) year period thereafter, directly or indirectly, solicit, contact or recruit any employee, agent,

contractor, consultant, affiliate or customer of the Company for the purpose of becoming an employee, agent, contractor, consultant, affiliate or customer of any business which is competitive with the Business. As used hereunder, "customer of the Company", shall mean any Person that has at any time during or prior to such Member's affiliation with the Company, (i) had a business, customer or vendor relationship with the Company or (ii) been the subject of any proposal by the Company for a business, customer or relationship with the Company.

ARTICLE VII

MEETINGS OF MEMBERS

7.01 Meetings. Subject to compliance with the terms of Section 7.02 below, meetings of the Members may be called by or at the request of (i) not less than two (2) Managers, at least one of whom must be an Investor Interest Manager or (ii) at the request of a Majority in Interest of the Members. The meeting shall be held either at the principal place of business of the Company or San Francisco CA, or at such other place within five hundred (500) miles of the principal place of business of the Company as may be designated in the notice or waiver of notice of the meeting.

7.02 Notice. Notice of any meeting of the Members shall be given to all Members no fewer than five (5) days and no more than sixty (60) days prior to the date of the meeting. Notices shall be delivered in the manner set forth in Section 13.01 and shall specify the purpose or purposes for which the meeting is called. The attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

7.03 Quorum. A Majority in Interest of all Members must be present for there to be a quorum for transaction of business at any meeting of the Members, provided that if a quorum are not present at a duly noticed meeting, the Members present may adjourn the meeting to a time not less than forty-eight (48) hours after the time for which the adjourned meeting was called at which meeting the Members then present may transact any business; provided, however, that no business by be conducted at such reconvened meeting unless at least forty-eight (48) hours' notice of the reconvened meeting has been given to any Member who was absent from the adjourned meeting.

7.04 Manner of Acting. All questions or matters contained in this Operating Agreement that require the vote, consent or approval of the Members shall require the affirmative vote, consent or approval of a Majority in Interest of the Members, unless the question or matter is one upon which, by express provision of applicable law or of the Certificate of Formation or this Operating Agreement (including Section 5.04), a different vote is required in which case such express provision shall govern and control the decision of such question or matter.

7.05 Action Without Meeting. Any action required to be taken at a meeting of the Members or any other action which may be taken at a meeting of the Members, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by the holder or holders of not less than the minimum Percentage Interests that would be necessary to take such action at a meeting at which the holders of all Percentage Interests entitled to vote on the action were present and voted.

7.06 Telephonic Meetings. The Company shall afford each Member the opportunity to participate in and act at any meeting of Members through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of the person or persons so participating, so long as such attendance is confirmed in writing by the counter-signature by the telephonic-connected Members of the minutes of such meeting.

7.07 Voting Rights. Notwithstanding any other provision in this Operating Agreement, each Member, in the capacity as a Member, shall have the number of votes equal to such Member's then existing Percentage Interest.

ARTICLE VIII

CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

8.01 Capital Contributions; Additional Capital Contributions. Concurrently with the execution and delivery of this Operating Agreement, the Members shall make or shall be deemed to have made the Initial Capital Contributions as set forth in Schedule A, attached hereto and made a part hereof. The Capital Account balances of each of the Members shall be reflected in the books and records of the Company. All Capital Contributions required to be made by the Members as of the date hereof have been made and are in the books and records of the Company. Each Member admitted after the date hereof in accordance with the terms of this Operating Agreement shall make Capital Contributions in such form and amount as is determined by the Board subject to the Supermajority in Interest provisions of Section 5.04 of this Operating Agreement.

8.02 Capital Needs. The Projected Working Capital Needs of the Company, for any period, shall be determined according to the Formula for Calculation of Projected Working Capital Needs and shall, in the first instance, be met from the Company's then-available Working Capital. If the Projected Working Capital Needs of the Company, for any period, exceed the Company's then-available Working Capital, such deficit or any portion thereof (a

"**Projected Working Capital Deficit**") may, upon a determination of the Board, be met by: (i) additional Capital Contributions (subject to Section 5.04(o), above); (ii) a loan or loans by one or more Members or any Affiliate of a Member ("**Working Capital Loan**"); or (iii) a loan or loans by a third party ("**Third Party Working Capital Loan**").

8.03 Loans by Members. With the consent and approval of the Board, one or more Members may, but shall not be obligated to, loan to the Company additional amounts from time to time as required to enable the Company to meet operating expenses and other cash needs. Each such loan shall be at an interest rate and upon such other terms and conditions that are competitive with those which would be extended to the Company under the circumstances, by a non-affiliated third-party. Each loan shall be evidenced by a written promissory note or finance agreement executed by the Company and delivered to the Member making the loan.

8.04 Limitation on Members' Liability and Return of Capital. The personal liability of each of the Members (in the capacity as a Member) arising out of or in any manner relating to the Company shall be limited to and shall not exceed payment of such Member's Capital Contribution as provided herein. Except for payment of such amounts, none of the Members (in the capacity as a Member) shall have any personal liability for liabilities or obligations of the Company or shall be required (or, except to the extent and in the manner expressly provided in this Operating Agreement, permitted) to make any further or additional contributions to the capital of the Company or to lend or advance funds to the Company for any purpose. None of the Members shall be liable for the obligations of the other Members. Except as and when expressly provided in this Operating Agreement, none of the Members shall be entitled to a return of capital at any fixed time or upon demand, to receive interest on capital or to receive any distribution from the Company.

8.05 Return of Contributions. Except as may be expressly provided in this Operating Agreement, (i) a Member is not entitled to the return of any part of such Member's Capital Contributions or to be paid interest in respect of either the Capital Account or Capital Contributions of such Member, (ii) an unrepaid Capital Contribution is not a liability of the Company or of any Member, and (iii) a Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

8.06 Capital Accounts. The Company shall maintain a separate Capital Account for each Member. The Capital Account of each Member shall be an amount equal to such Member's Capital Contributions as and when paid, increased by such Member's share of Profits and reduced by such Member's share of Losses and the amount of any distributions to such Member. Each Member's Capital Account will be maintained and adjusted in accordance with the Code and the Treasury Regulations thereunder, including the adjustments to capital accounts permitted by Section 704(b) of the Code and the Treasury Regulations thereunder in the case of a Member who receives the benefit or detriment of any basis adjustment under Sections 734, 743 and 754

of the Code. It is intended that appropriate adjustments will thereby be made to Capital Accounts to give effect to any income, gain, loss or deduction (or items thereof) that is allocated pursuant to this Operating Agreement and any adjustments to the allocation of any such item subsequently made upon audit by the Internal Revenue Service or otherwise. A Member who has more than one Membership Interest shall have a single Capital Account that reflects all of such Member’s Membership Interests, regardless of the class of Membership Interests owned by that Member and regardless of the time or manner in which those Membership Interests were acquired. Each Member's Capital Account will include the Capital Account, as so adjusted, of any predecessor holders of the interest of such Member in the Company.

8.07 **Capital Deficits**. None of the Members shall be obligated to repay to the Company or any other Member any deficit in such Member’s Capital Account arising at any time during the term of the Company or upon dissolution and liquidation of the Company. The Managers shall not be liable for the return of the capital of the Members and it is expressly understood that any such return shall be made solely from the Company's assets.

ARTICLE IX

ALLOCATION OF PROFITS AND LOSSES

9.01 **Allocation of Profits and Losses**. Except as otherwise expressly provided in this Operating Agreement, all Profits or Losses of the Company for each year (including each item of income, gain, loss, deduction or credit entering into the computation thereof), shall be allocated among the Members as follows:

(a) Profits for each Fiscal Year shall be allocated among the Members in the following manner and order of priority:

(i) *First*, to each Member pro rata based on the Unallocated Target Profit attributable to that Member. “**Unallocated Target Profit”** means the excess of (A) total Target Capital for such Member, set out in Schedule A, over (B) the sum of Initial Capital Contribution per Member plus Previously Allocated Net Profit per Member. “**Previously Allocated Net Profit**” means the sum of Previously Allocated Profit less Previously Allocated Losses.

(ii) *Second*, to the Members in accordance with their respective Percentage Interests.

(b) Losses for each Fiscal Year shall be allocated among the Members based upon relative Capital Accounts; provided that Losses will not be allocated to a Member to extent it would cause the Member’s Capital Account to have a deficit balance.

9.02 **Allocation of Profits and Losses Arising out of a Change in Control of the Company or Otherwise in Connection with a Liquidation of the Company**. Except as

otherwise expressly provided in this Operating Agreement, Profits or Losses of the Company arising out of a Change in Control of the Company or otherwise in connection with a liquidation of the Company, shall be allocated among the Members pro rata in accordance with their Percentage Interests.

In furtherance of the foregoing the Board may allocate specific items of Profits and/or Loss (including items of gross income, gain, loss, and/or deduction) with respect to Income and Loss arising out of a Change in Control of the Company or otherwise in connection with a liquidation of the Company. Furthermore, in effecting any such allocation, the Board shall use their best efforts to prevent any undesirable changes in the character of any items of Profits and or expense allocated to a Member (i.e., changes in character regarding classification of items as capital gain, ordinary income, etc.).

9.03 Compliance with the Code. The allocation provisions herein are intended to comply with applicable provisions of the Code, including regulations promulgated under Section 704 of the Code, and successor statutes and regulations thereof, and shall be interpreted and applied in a manner consistent with such statutory and regulatory provisions.

9.04 Allocation of Profits and Losses Upon Transfer or Change in Membership Interests. It is agreed that if all or a portion of a Member's Membership Interest is transferred or adjusted as permitted herein, Profits and Losses for the Fiscal Year of the transfer shall be allocated between the transferor and the transferee based upon the number of days in said Fiscal Year each owned such Membership Interest, without regard to the dates upon which income was received or expenses were incurred during said Fiscal Year, except as otherwise required by the provisions of Code Section 706 and Treasury Regulations thereunder.

9.05 Regulatory Allocations. The requirements of a "qualified income offset" under Treasury Regulations §1.704-1(b)(2)(ii)(d), the provisions for a "minimum gain charge back" as that term is defined in Treasury Regulations §1.704-2(f), and the requirements of Treasury Regulations §1.704-1(b)(4)(iv), relating to allocations of Losses attributable to nonrecourse debt, are expressly incorporated herein and made a part hereof by reference (the "**Regulatory Allocations**"). The Regulatory Allocations are intended to comply with certain requirements of applicable Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other Profits or Loss and/or items thereof. Accordingly, the Regulatory Allocations shall be taken into account in making subsequent allocations so that, to the extent possible, the net amount of Profits and Loss allocated to each Member shall be equal to the net amount that would have been allocated to each such Member if this Section 9.05 were not part of this Operating Agreement.

9.06 Contributed Property. Notwithstanding anything contained herein to the contrary, if a Member contributes property to the Company having a fair market value that differs from its

adjusted basis at the time of contribution, then for tax purposes only, items of income, gain, loss and deduction with respect to such property shall be shared among the Members so as to take account of the variation between the adjusted tax basis of the property to the Company and its fair market value at the time of contribution, in the manner prescribed in Code Section 704(c) and the Treasury Regulations thereunder.

If a required adjustment under Code Section 704(c) results in a Member paying a higher tax than he or she would pay without that adjustment, than an amount equal to the Additional Tax will be added to that Member's Capital Account. For this purpose, Additional Tax is the excess of the Member's tax with the Code Section 704(c) adjustment over the Member's tax without the adjustment. Likewise, if a required adjustment under Code Section 704(c) results in a Member paying a lower tax than he or she would pay without that adjustment, than an amount equal to the Tax Reduction will be subtracted from that Member's Capital Account. For this purpose, Tax Reduction is the excess of the Member's tax without the Code Section 704(c) adjustment over the Member's tax with the adjustment. The purpose of this paragraph is to, as much as possible, negate the effects of any Code Section 704(c) adjustments on cumulative after-tax cash to be received by the Members.

Any Section 704(c) allocations shall be made using the so-called traditional method as described in Treasury Regulation section 1.704-3(b), unless the affected Member agrees in writing to the use of a different method.

9.07. **Alternative Allocations**. It is the Members' intention that each Member's distributive share of income, gain, loss, deduction, credit (or item thereof) be determined and allocated consistently with the provisions of the Code, including Sections 704(b) and 704(c) of the Code. If the Board deems it necessary in order to comply with the Code, the Board may allocate income, gain, loss, deduction or credit (or items thereof) arising in any year differently than as provided for in this Article 9 if, and to the extent, (a) allocating income, gain, loss, deduction or credit (or item thereof) would cause the determinations and allocations of each Member's distributive share of income, gain, loss, deduction or credit (or item thereof) not to be permitted by the Code and any applicable Regulations or (b) such allocation would be inconsistent with a Member's interest in the Company taking into consideration all facts and circumstances. Any allocation made pursuant to this Section 9.07 will be a complete substitute for any allocation otherwise provided for in this Agreement, and no further amendment of this Agreement or approval by any Member is necessary to effectuate such allocation. In making any such allocations under this Section 9.07 ("**New Allocations**") the Board may act in reliance upon advice of counsel to the Company or the Company's regular accountants that, in either case, in their respective opinions after examining the relevant provisions of the Code and any current or future proposed or final Regulations, the New Allocations are necessary in order to ensure that, in either the then-current year or in any preceding year, each Member's distributive share of

income, gain, loss, deduction or credit (or items thereof) is determined and allocated in accordance with the Code and such Member's interest in the Company. New Allocations made by the Board in reliance upon the advice of counsel or accountants as described in this section will be deemed to be made in the best interests of the Company and all of the Members consistent with the duties of the Board under this Agreement and any such New Allocations will not give rise to any claim or cause of action by any Member against the Company or any Manager.

9.08 Allocation of Taxable Income and Loss. Taxable income and loss will be allocable to members in the following manner:

a. Taxable Income. Taxable income will first be allocated pro rata to all members, pro rata, in a manner that reduces the excess of each member's Capital Account over that member's tax basis in the Company. This allocation will be made after any required allocations of taxable income under Section 704(c), Section 734 or Section 743.

b. Taxable Losses. Taxable losses will be allocated to members pro rata based on relative capital accounts.

ARTICLE X

DISTRIBUTIONS

10.01 Distributions of Cash.

(a) Required Cash Distribution. Subject to Section 10.02, the Company shall distribute to the Members the Required Cash Distribution, if any, for each Qualifying Significant Sale Transaction no later than forty-five (45) days after the closing of such transaction.

For purposes of this Section 10.01:

"**Unreturned Investor Capital**" means with respect to each Unit held by an Investor at any time the excess, if any, of (a) the Initial Capital Contribution per Unit of such Investor minus (b) all prior distributions made by the Company pursuant to this Section 10.01with respect to such Unit.

"**Unpaid Member Target Distribution**" means with respect to each Unit held by a Member not designated as an Investor on Schedule A attached to this Operating Agreement, at any time the excess, if any, of (a) $1 minus (b) all prior distributions made by the Company pursuant to this Section 10.01with respect to such Unit.

The Required Cash Distribution shall be allocated among the Members, in proportion to and in accordance with their respective Percentage Interests, as follows:

First, to holders of the Investors Interest pro rata according to the Unreturned Investor Capital of the Units of each such holder until the aggregate distributions made pursuant to this Section 10.01 reduces the aggregate Unreturned Investor Capital to zero;

Second, to the remaining Members pro rata, to the extent of each Members' Initial Capital Contribution plus Profits that have been allocated to them, until the aggregate distributions made pursuant to this Section 10.01 reduces the aggregate Unpaid Member Target Distribution to zero;

Third, to all the Members pro rata in accordance with their respective Percentage Interests; and

Fourth, to all the Members pro rata according to the adjusted Capital Account of the Units of each such holder until the aggregate distributions made pursuant to this Section 10.01 reduces the aggregate adjusted Capital Account to zero.

(b) Tax Distribution. The Company shall distribute to each Member, in cash, an amount equal to the aggregate state and federal income tax liability such Member would have incurred as a result of such Member's ownership of a Membership Interest calculated as if such Member were (1) an individual resident of the State of California, and (2) taxable at the maximum statutory rates for the applicable calendar year under applicable federal and state income tax laws as determined from time-to-time (such distributions referred to herein as "**Tax Distributions**"). Tax Distributions shall be made in accordance with a schedule which will facilitate the payment of estimated income taxes by the Members. Tax Distributions shall be based on the allocation of taxable income (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income); provided, however, that any Member's "special basis" for properties adjusted under Code Section 743 shall not be taken into account. In the event that, as result of any action or position by the Internal Revenue Service and/or any state or local tax authority, the taxable income allocated to a Member is increased, the Tax Distribution shall be adjusted accordingly and such adjustment shall be distributed promptly after any such adjustment has become final (together with any interest payable to the Internal Revenue Service and/or any state or local tax authority).

(c) Not later than ninety (90) days after the end of any Fiscal Year, the Company shall prepare and deliver to the Members a written statement (the "**Company Statement**") of the Company's calculation of the Required Cash Distribution for such Fiscal Year. In the event that there is a dispute regarding the non-payment or calculation of a Required Cash Distribution, upon written notice of a Member setting forth the basis of the dispute, all of the Members shall meet at a mutually agreed upon time and location to negotiate, in person by principals capable of binding each of them, and in good faith, a timely resolution of the dispute. Payment of any amount in

excess of the amount set forth in the Company Statement shall be paid within thirty (30) days after resolution of any question or dispute regarding the Company Statement.

10.02 Limitation upon Distributions. No distribution (including a Required Cash Distribution) or return of Capital Contributions may be made and paid if, after the distribution or return of a Capital Contribution, the Board has determined in good faith that (i) the net assets of the Company would be less than zero, (ii) the Company would be insolvent or (iii) the Company would be unable to meet Working Capital Needs. The Managers may base a determination that a distribution or return of a Capital Contribution may be made hereunder in good faith reliance upon a balance sheet and profit and loss statement of the Company represented to be correct by the person having charge of its books of account or certified by an independent public or certified public accountant or firm of accountants to fairly reflect the financial condition of the Company.

10.03 Amounts Withheld. Amounts withheld pursuant to the Code or any provision of any state, local or foreign tax law with respect to any payment, distribution or allocation to the Members shall be treated as amounts paid or distributed, as the case may be, to the Members with respect to which such amount was withheld pursuant to this Section 10.03 for all purposes under this Operating Agreement. The Company is authorized to withhold from payments and distributions, or with respect to allocations, to the Members, and to pay over to any federal, state, local or foreign government any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state, local or foreign law, and shall allocate any such amounts to the Members with respect to which such amount was withheld.

10.04 Distribution Upon Withdrawal. No withdrawing Member shall be entitled to receive any distribution or the value of such Member's Interest in the Company as a result of withdrawal from the Company prior to the liquidation of the Company, except as specifically provided in this Agreement.

10.05 No Deficit Capital. Notwithstanding any other provision within this Article 10, no distribution will be made to any Member that would cause that the Capital Account of that Member to have a deficit balance.

ARTICLE XI

DISPOSITION OF MEMBERSHIP INTERESTS

11.01 Restrictions on Sale or Other Disposition. Except as expressly set forth in this Article XI, and, in such case then only after complying with the provisions of this Article XI, each Member agrees not to Transfer all or any portion of such Member's Membership Interest now owned or hereafter acquired by such Member unless such Member shall have obtained the approval of a Super Majority in Interest. Any successor or additional Member must agree to be

bound by the terms of this Operating Agreement by signing a counterpart of this Operating Agreement.

11.02 Right of First Refusal.

(a) If any Member (the "**Selling Member**") receives a bona fide written offer from a prospective purchaser that is unaffiliated with any Member to purchase any of such Member's Membership Interests ("**Offer**") which the Selling Member desires to accept, it must first offer to sell such Membership Interests to the Company and to the other Members ("**Non-Selling Member**") in accordance with Subparagraphs (b) and (c) of this Section, by giving written notice of the Offer ("**Selling Member Offer Notice**") to the Company and the Non-Selling Members. The Company and the Non-Selling Members shall have the right, successively, to purchase all (but not less than all) of the Membership Interests proposed to be sold or exchanged by the Selling Member, upon and subject to the terms and conditions set forth in this Section 11.02.

(b) The Company shall have the exclusive right during the period of thirty (30) days following the delivery of the Selling Member Offer Notice to elect to purchase all or any portion of the Selling Member's Membership Interests, subject to the terms and conditions contained in the Offer, such election to be exercised by the delivery of written notice thereof within such thirty (30) day period to the Selling Member and the Non-Selling Member.

(c) If the Company has not elected to purchase all of the Membership Interests proposed to be sold or exchanged, then the Non-Selling Members shall have an additional thirty (30) day period following the thirty (30) day period referred to in Section 11.02(b) to elect to purchase the balance of the Membership Interests, pro rata, proposed to be sold or exchanged, subject to the terms and conditions contained in the Offer. In order to exercise its right of first refusal, the Non-Selling Member who elects to purchase any portion of the Membership Interests proposed to be sold or exchanged shall deliver to the Selling Member and the Company written notice of such election within the applicable time period provided in this Section 11.02(c).

(d) Unless otherwise agreed to by the Selling Member, all and not less than all of the Selling Member's Membership Interests must be purchased pursuant to Subparagraphs 11.03(b) and (c) of this Section by the Company and/or the Non-Selling Members in order that there shall be a purchase of said Selling Member's Membership Interests within the intent, scope and terms of this Section.

(e) If the Company and/or the Non-Selling Members do not purchase all of the Selling Member's Membership Interests in accordance with Subparagraphs (b) and (c) of this Section, the Selling Member may, for a period of one hundred twenty (120) days following the last day permitted for exercise pursuant to Subparagraph (c) of this Section, sell the Selling Member's Membership Interests to the third party at the price and under the terms and conditions set forth in the Offer, provided that the Transferee agrees in writing to be bound by all the terms and conditions of this Operating Agreement. If such Transfer does not occur within the one hundred

twenty (120) day period, the Selling Member shall again be obligated to make new offers and re-offers to the Company and the Non-Selling Member in accordance with the terms of Subparagraphs (b) and (c) of this Section before selling all or any portion of his or its' Membership Interests to any third party.

11.03 **<u>Tag-Along Rights</u>**. If C Corp desires to Transfer all or any portion of its Membership Interests to an unrelated Person that is neither an Affiliate of C Corp, whether by sale, merger, consolidation, exchange or otherwise, and neither the Company nor the other Members exercise its rights under Section 11.02, then at least thirty (30) days prior to the closing of such sale, C Corp shall make an offer (the "**Participation Offer**") to the other Members to include in the proposed sale a portion of the Member's Percentage Interest that represents the same percentage of such Member's Membership Interest as the percentage of the Interest being transferred by C Corp is to the entirety of the C Corp Interest. All Membership Interests transferred by a Member pursuant to this Section 11.03 must be transferred at the same price and terms as the Membership Interests being Transferred by C Corp.

11.04 **<u>Drag-Along Rights</u>**. In the event there shall be any offer for the sale of all or substantially all of the Membership Interests of the Company at any time after the second anniversary of the Effective Date of this Operating Agreement at an enterprise value equal to or exceeding $25,000,000 and the holders of a Majority in Interest and the majority of the Board (including the Investor Interest Manager) are in favor of the transaction (an "**Approved Sale**"), each Member and shall use all commercially reasonable efforts to procure all other Members of the Company to sell and transfer, and, where applicable, vote in favor of such sale upon such terms and conditions as approved by the Board. In the event of an Approved Sale, all Members shall (a) take such actions as may be reasonably requested by the Company in connection with consummating such Approved Sale, (b) vote in favor of, consent to and raise no objections against such Approved Sale, or the process pursuant to which each such transaction was arranged, (c) waive any dissenter's, appraisal or other similar rights in connection therewith, (d) if such Approved Sale is structured as a sale of Membership Interest, agree to sell such Investor Interest at the price and on the same terms and conditions of such transaction, (e) execute and deliver such documents as may be reasonably requested by the Company in connection with such Approved Sale, including, without limitation, written consents of Members, letters of transmittal, purchase agreements and the like and (f) (i) bear their proportionate share of any escrows, holdbacks or adjustments in purchase price as the same may be negotiated by the Company in connection with such Approved Sale and (ii) make such representations, warranties, covenants and indemnities (based on their proportionate share of the proceeds resulting from such Approved Sale) as are customary for transactions of the nature of such transactions, but only to the extent as made by C Corp.

11.05 **<u>Conditions to Transfer</u>**.

(a) As a condition to the effectiveness of any Transfer permitted hereunder, and the admission of a Transferee as a new Member, each transferor and proposed Transferee shall execute and deliver to the Company, at the transferor's (and/or the Transferees') expense, a joinder agreement to this Operating Agreement, and such instruments of transfer, assignment, and assumption and such other certificates, representations, and documents, and shall perform all other acts necessary or desirable, in the opinion of counsel to the Company, to:

(i) constitute each such Transferee a Member, if applicable;

(ii) confirm that each person desiring to acquire Membership Interest, or to be admitted as a Member, has accepted, assumed, and agreed to be bound by, all of the terms, obligations, and conditions of this Operating Agreement, as in effect at the time of the Transfer;

(iii) preserve the Company after such Transfer under the laws of each jurisdiction in which the Company is qualified, organized, or does business;

(iv) maintain the status of the Company as a partnership for federal tax purposes;

(v) assure compliance with all applicable state and federal laws, including, without limitation, securities laws; and

(vi) constitute the Company a third party beneficiary of the rights of the transferor and the obligations of the Transferees under any arrangements or agreements to Transfer Membership Interests hereunder, with full power to enforce such rights and obligations directly against the Transferees.

(b) No Transfer of Membership Interest may be made if such Transfer, when considered with any other Transfer within the prior twelve-consecutive-month period, would, in the opinion of counsel to the Company, result in the termination of the Company pursuant to § 708 of the Code unless such Transfer is approved by a Super Majority in Interest or such Transfer is of all the Membership Interest in the Company.

(c) Without the approval of a Super Majority in Interest, no Transfer of Membership Interests may be made if, as a result of such Transfer the holder of any indebtedness of the Company would be entitled to accelerate the maturity of such indebtedness.

11.06 <u>Other Transfers Void</u>. Any purported Transfer by any Member or assignee of Membership Interest not in accordance with the provisions of this Article XI (including, without limitation, by operation of law) shall be void and ineffectual and shall not operate to Transfer any interest or title to the purported Transferee. The Managers shall not be charged with actual or constructive notice of any such purported Transfer and are expressly prohibited from making allocations and distributions hereunder in accordance with any such purported Transfer. The Company shall not cause or permit any Transfer by any Member of any Membership Interest to be registered on its books unless such Transfer is made in accordance with the terms of this

Article XI. In no event shall a party to whom Membership Interests have been Transferred in violation of the terms and conditions of this Operating Agreement be permitted to vote such Membership Interest on any matter which is presented to the Members for vote. The Company shall be protected in relying on the record of Members maintained by it or on its behalf for all purposes, notwithstanding any notice of any purported Transfer to the contrary.

11.7 **Specific Performance**. The Members agree that they will be irreparably damaged in the event that the provisions of this Article XI are not performed, and that it will be impossible to measure in money the amount of such damage. Accordingly, if any Member hereto shall institute any action or proceeding to enforce the provisions of this Article XI, any Member hereto against whom such action or proceeding is brought hereby waives any claim or defense that such Member has or may have an adequate remedy at law, and such Member shall not argue in any such action or proceeding such claim or defense. Should any dispute arise concerning the provisions of this Operating Agreement, the Members agree that an injunction may be issued restraining or compelling, as the case may be, any action prohibited or required by this Operating Agreement, as permanent relief, as well as pending the determination of such controversy. Such remedy shall be cumulative and not exclusive.

ARTICLE XII

DISSOLUTION AND TERMINATION

12.01 **Dissolution**.

(a) The Company shall be dissolved only upon the occurrence of any of the following events:

(i) the entry of a decree of judicial dissolution of the Company which is final and not subject to appeal;

(ii) by unanimous agreement of all of the Members; or

(iii) upon the sale or other disposition of all or substantially all of the assets of the Company.

(b) The Company shall not be dissolved upon the expulsion, dissolution or Bankruptcy of a Member.

12.02 **Winding Up, Liquidation and Distribution of Assets**.

(a) Upon dissolution, an accounting shall be made by the Company’s independent accountants of the accounts of the Company and of the Company’s assets, liabilities and operations, from the

date of the last previous accounting until the date of dissolution. The Managers shall promptly proceed to wind up the affairs of the Company.

(b) If the Company is dissolved and its affairs are to be wound up, the Managers are directed to:

(i) sell or otherwise liquidate such of the Company's assets as may be required to discharge all liabilities of the Company, including liabilities to Members who are creditors, to the extent otherwise permitted by law, other than liabilities to Members for distributions, and establish such reserves as may be reasonably necessary to provide for contingent liabilities of the Company (for purposes of determining the Capital Accounts of the Members, the amounts of such reserves shall be deemed to be an expense of the Company);

(ii) allocate any profit or loss resulting from such sales to the Capital Accounts in accordance with Article IX hereof; and

(iii) distribute the remaining assets in the following order of priority:

(1) to the Members having positive balances in their Capital Accounts to the extent of and in proportion to such positive balances; and

(2) the balance among the Members in accordance with each Member's respective Percentage Interest, such distributions to be made either in cash or in kind, as determined by the Managers, with any assets distributed in kind being valued for this purpose at their fair market value as determined by the Managers.

(c) Any distributions pursuant to Section 12.02(b)(iii)(2) made in respect of Capital Accounts must be made in accordance with the time requirements set forth in Treasury Regulations §1.704-1(b)(2)(ii)(b)(2). The Company may offset damages for breach of this Operating Agreement by a Member whose interest is liquidated (either upon the withdrawal of the Member or the liquidation of the Company) against the amount otherwise distributable to such Member.

(d) Notwithstanding anything to the contrary in this Operating Agreement, upon a liquidation within the meaning of Treasury Regulations §1.704-1(b)(2)(ii)(g), if any Member has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

(e) Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated.

(f) The Managers shall comply with all requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

12.03 <u>Certificate of Dissolution</u>. When all debts, liabilities and obligations of the Company have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets of the Company have been distributed, a certificate of dissolution, as required by the Act, shall be executed and filed with the Connecticut Secretary of State.

12.04 <u>Effect of Filing of Certificate of Dissolution</u>. Upon the filing of the certificate of dissolution with the Delaware Secretary of State, the existence of the Company shall cease, except for the purpose of suits, other proceedings and appropriate action as provided in the Act. The Managers shall have authority to distribute any Company Property discovered after dissolution, convey real estate and take such other action as may be necessary on behalf of and in the name of the Company.

12.05 <u>Return of Contribution Nonrecourse to Other Members</u>. Except as provided by law or as expressly provided in this Operating Agreement, upon dissolution, each Member shall look solely to the assets of the Company for the return of such Member's Capital Contribution. If the Company Property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution of one or more Members, such Member or Members shall have no recourse against any other Member.

ARTICLE XIII

DISPUTE RESOLUTION

13.01 <u>Negotiation</u>. In the event of any controversy or claim arising out of, relating to or in connection with the Business, any provision of this Operating Agreement, or the rights or obligations of the Members hereunder, the Members shall try to settle their differences amicably between themselves. Any Member may initiate such informal dispute resolution by sending written notice of the dispute to the other Members, and within ten (10) days after such notice appropriate representatives of the Members shall meet for attempted resolution by good faith negotiations. If such personnel are unable to resolve such dispute within thirty (30) days of initiating such negotiations, unless otherwise agreed by the Members, such dispute shall proceed to mediation as provided under Section 13.02.

13.02 <u>Mediation</u>.

(a) If a dispute arises out of or relates to this Operating Agreement, or the breach thereof, and if the dispute cannot be settled through negotiation, then the Members agree before resorting to resolution under Section 13.03, to first try in good faith to settle the dispute by non-binding mediation with a neutral mediator; provided, however, that (a) no such mediation shall be required for any disagreement regarding the failure by a Member to fully pay any sum due

hereunder, and (b) if such mediation has not occurred within sixty (60) days after a written request for mediation by either Member, then either Member may commence a proceeding pursuant to Section 13.03.

(b) Each Member agrees not to use the period or pendency of the mediation to disadvantage the other Member procedurally or otherwise. No statements made by either side during the mediation may be used by the other or referred to during any subsequent proceedings.

(c) Each Member has the right to pursue provisional relief from any court, such as attachment, preliminary injunction, replevin, etc. to avoid irreparable harm, maintain the status quo, or preserve the subject matter of the dispute, even though mediation has not been commenced or completed.

13.03 Forum. Any dispute arising out of or in connection with this Agreement that is not settled by negotiation pursuant to Section 13.01 or mediation pursuant to Section 13.02, shall be brought in the San Francisco County Court. Each of the parties irrevocably submits to the exclusive jurisdiction of said Court in any such proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of such proceeding shall be heard and determined only in said Court, and agrees not to bring any proceeding arising out of or relating to this Agreement in any other court. Each party acknowledges and agrees that this Section 13.03 constitutes a voluntary and bargained-for agreement between the parties. Process in any proceeding referred to in the first sentence of this Section may be served on any party anywhere in the world, including by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 14.01. Nothing in this Section 13.03 will affect the right of any party to serve legal process in any other manner permitted by law or at equity. EACH PARTY, KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY, WAIVES ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY CONTEMPLATED TRANSACTION, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE.

ARTICLE XIV

MISCELLANEOUS PROVISIONS

14.01 Notices. Except as otherwise expressly provided in this Operating Agreement, all notices, demands, or communication required or permitted to be given by any provision of this Operating Agreement, shall be effective only if given in writing and sent by (i) United States certified or registered mail, postage prepaid, (ii) a nationally recognized overnight courier

service, or (iii) personal delivery, and addressed to the Member at the address described in Section 4.01 of this Operating Agreement (or such other address as such Member may designate by notice to all other Members). Any such notice shall be deemed given (i) if by certified or registered mail, upon receipt (or refusal to receive) as evidenced by the return receipt (or the refusal to accept delivery), (ii) if by an overnight courier, upon receipt (or refusal to receive) as evidenced by the receipt of the courier service (or evidence of the refusal to accept delivery), or (iii) if by personal delivery, upon receipt or refusal to receive.

14.02 Waiver of Action for Partition. No Member or permitted assignee shall have the right to require a partition of all or a portion of the Company Property, and by signing this Operating Agreement or a joinder hereto or counterpart hereof, each Member or permitted assignee irrevocably waives any right to maintain an action for partition of the Company Property.

14.03 Further Assurances. Each of the Members shall hereafter execute and deliver such further instruments and do such further acts and things consistent with the provisions of this Operating Agreement as may be required or useful to carry out the full intent and purpose of this Operating Agreement or as may be necessary to comply with any laws, rules or regulations.

14.04 Waivers. No Member's undertakings or agreements contained in this Operating Agreement shall be deemed to have been waived unless such waiver is made by an instrument in writing signed by an authorized representative of such Member. Failure of a Member to insist on strict compliance with the provisions of this Operating Agreement shall not constitute waiver of that Member's right to demand later compliance with the same or other provisions of this Operating Agreement. A waiver of a breach of this Operating Agreement will not constitute a waiver of the provision itself or of any subsequent breach, or of any other provision of this Operating Agreement.

14.05 Rights and Remedies Cumulative; Creditors. The rights and remedies provided by this Operating Agreement are cumulative, and the use of any one right or remedy by any Member shall not preclude or waive the right to use any other remedy. Said rights and remedies are given in addition to any other legal rights the Members may have. None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditors of the Company or of the Members.

14.06 Construction. The headings in this Operating Agreement are inserted solely for convenience of reference and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Operating Agreement or any provision hereof. References in this Operating Agreement to numbered paragraphs, sections, schedules or other provisions are references to this Operating Agreement unless otherwise specified. When the context in which words are used in this Operating Agreement indicates that such is the intent, singular words shall

include the plural and vice versa and masculine words shall include the feminine and the neuter genders and vice versa.

14.07 <u>Entire Agreement; Amendment</u>. This Operating Agreement and the agreements referred to herein set forth the entire understanding of the Members with respect to the subject matter hereof and supersede any prior understandings or agreements among the Members, whether written or oral, to the extent related to the subject matter hereof. This Operating Agreement may not be amended, modified, or supplemented in whole or in part except by a subsequent written instrument executed by all of the Members.

14.08 <u>Severability</u>. If any provision of this Operating Agreement or the application thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Operating Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

14.09 <u>Successors and Assigns</u>. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the Members and, to the extent permitted by this Operating Agreement, their respective successors and assigns.

14.10 <u>Counterparts</u>. This Operating Agreement may be executed in one or more counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument.

14.11 <u>Effectiveness</u>. This Operating Agreement will not be effective unless and until executed and delivered by each of the Members, but shall be effective as of the Effective Date without regard to the date on which it was actually executed or delivered by either Member.

14.12. <u>Controlling Law; Venue</u>. This Operating Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Members have executed this Operating Agreement as of the date first written above:

COMPANY: ENGEN BIO, LLC

By: ______________________

Name: Mark Alfenito

Title: Managing Member

MEMBERS:

ENGEN BIO, INC., a Delaware corporation

By: ______________________
Name: Mark Alfenito
Title: President

____
Mark Alfenito

____
Mark Baer

____
Geoff Yarranton

____
Andy Kumamoto

____
Adam Guttmann

____
Brad Sklar

____
Bruce Baer

____
Al Hansen

____

IN WITNESS WHEREOF, the Members have executed this Operating Agreement as of the date first written above.

COMPANY: ENGEN BIO, LLC

By: ______________________

Name: Mark Alfenito

Title: Managing Member

MEMBERS:

ENGEN BIO, INC., a Delaware corporation

By: ______________________

Name: Mark Alfenito

Title: President

____

Mark Alfenito

____

Mark Baer

____

Geoff Yarranton

DocuSigned by:

____

Andy Kumamoto

____

Adam Guttmann

____

Brad Sklar

____

Bruce Baer

____

Al Hansen

____

IN WITNESS WHEREOF, the Members have executed this Operating Agreement as of the date first written above.

COMPANY: ENGEN BIO, LLC

By: ____________________________

Name: Mark Alfenito

Title: Managing Member

MEMBERS:

ENGEN BIO, INC., a Delaware corporation

By: ___________________________
Name: Mark Alfenito
Title: President

____
Mark Alfenito

____
Mark Baer

____
Geoff Yarranton

____
Andy Kumamoto

____
Adam Guttmann

____
Brad Sklar

____
Bruce Baer

____
Al Hansen

____

IN WITNESS WHEREOF, the Members have executed this Operating Agreement as of the date first written above.

COMPANY: ENGEN BIO, LLC

By: ___________________________

Name: Mark Alfenito

Title: Managing Member

MEMBERS:

ENGEN BIO, INC., a Delaware corporation

By: ___________________________
Name: Mark Alfenito
Title: President

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Mark Alfenito

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Mark Baer

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Geoff Yarranton

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Andy Kumamoto

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Adam Guttmann

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Brad Sklar

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Bruce Baer

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Al Hansen

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Currently there are 13,648,561 Units issued and outstanding. The Company has reserved 150,000 Units for issuance as Profits Units.

Name	Number of Units
Engen, Inc.	**2,400,000**
Mark Alfenito	**2,794,578**
Geoff Yarranton	**2,803,049**
Mark Baer	**2,709,453**
Others	**432,500**
Existing Investors	**2,508.981**